UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)

PHARVARIS N.V.

(Name of Issuer)

Ordinary Shares, €0.12

par value per share

(Title of Class of Securities)

N69605108

(CUSIP Number)

June 21, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N69605108	13G	Page 2 of 8 Pages

1	Names of Reporting Persons Bain Capital Life Sciences Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 Ordinary Shares
	6	Shared Voting Power 2,885,266 Ordinary Shares
	7	Sole Dispositive Power 0 Ordinary Shares
	8	Shared Dispositive Power 2,885,266 Ordinary Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,885,266 Ordinary Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.1%
12	Type of Reporting Person PN

CUSIP No. N69605108	13G	Page 3 of 8 Pages

1	Names of Reporting Persons BCIP Life Sciences Associates, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 Ordinary Shares
	6	Shared Voting Power 295,335 Ordinary Shares
	7	Sole Dispositive Power 0 Ordinary Shares
	8	Shared Dispositive Power 295,335 Ordinary Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 295,335 Ordinary Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0.7%
12	Type of Reporting Person PN

CUSIP No. N69605108	13G	Page 4 of 8 Pages

1	Names of Reporting Persons Bain Capital Life Sciences Opportunities III, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 Ordinary Shares
	6	Shared Voting Power 1,688,183 Ordinary Shares
	7	Sole Dispositive Power 0 Ordinary Shares
	8	Shared Dispositive Power 1,688,183 Ordinary Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,688,183 Ordinary Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 4.1%
12	Type of Reporting Person PN

CUSIP No. N69605108	13G	Page 5 of 8 Pages

Item 1(a)	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Pharvaris N.V. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

The principal executive office of the Issuer is located at Emmy Noetherweg 2, 2333 BK Leiden, The Netherlands.

Item 2(a)	Name of Person Filing

This Schedule 13G is being filed jointly by Bain Capital Life Sciences Fund, L.P., a Cayman Islands exempted limited partnership (“BCLS Fund I”), BCIP Life Sciences Associates, LP, a Delaware limited partnership (“BCIPLS”), and Bain Capital Life Sciences Opportunities III, LP, a Delaware limited partnership (“BCLS Fund III Opportunities” and, together with BCLS Fund I and BCIPLS, the “Reporting Persons”).

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company (“BCLSI”), is the general partner of Bain Capital Life Sciences Partners, LP, a Cayman Islands exempted limited partnership (“BCLSP”), which is the general partner of BCLS Fund I. BCLSI is also the manager of Bain Capital Life Sciences III General Partner, LLC, a Delaware limited liability company (“BCLS Fund III GP”), which is the general partner of Bain Capital Life Sciences Fund III, L.P., a Delaware limited partnership (“BCLS Fund III”), which is the sole member of Bain Capital Life Sciences Opportunities III GP, LLC, a Delaware limited liability company (“BCLS Fund III Opportunities GP”), which is the general partner of BCLS Fund III Opportunities.

Boylston Coinvestors, LLC, a Delaware limited liability company (“Boylston” and, together with the Reporting Persons, BCLSI, BCLSP, BCLS Fund III GP, BCLS Fund III and BCLS Fund III Opportunities GP, the “Bain Capital Life Sciences Entities”), is the general partner of BCIPLS. BCLSI governs the investment strategy and decision-making process with respect to investments held by BCIPLS.

As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated June 23, 2023, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

Item 2(b)	Address of Principal Business Office or, if None, Residence

The principal business address for each of the Bain Capital Life Sciences Entities is 200 Clarendon Street, Boston, Massachusetts 02116.

Item 2(c)	Citizenship

BCLS Fund I and BCLSP are each organized under the laws of the Cayman Islands. BCIPLS, BCLS Fund III Opportunities, BCLSI, BCLS Fund III GP, BCLS Fund III, BCLS Fund III Opportunities GP and Boylston are each organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities

The class of securities of the Issuer to which this Schedule 13G relates is Ordinary Shares, €0.12 par value per share (the “Ordinary Shares”).

CUSIP No. N69605108	13G	Page 6 of 8 Pages

Item 2(e)	CUSIP Number

The CUSIP number of the Ordinary Shares is N69605108.

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

(a) Amount beneficially owned:

As of the date hereof, (i) BCLS Fund I holds 2,885,266 Ordinary Shares, representing approximately 7.1% of the outstanding Ordinary Shares, (ii) BCIPLS holds 295,335 Ordinary Shares, representing approximately 0.7% of the outstanding Ordinary Shares, and (iii) BCLS Fund III Opportunities holds 1,688,183 Ordinary Shares, representing approximately 4.1% of the outstanding Ordinary Shares.

As a result of the foregoing and the relationships described in Item 2(a), the Reporting Persons may be deemed to collectively beneficially own an aggregate of 4,868,784 Ordinary Shares, representing approximately 11.9% of the outstanding Ordinary Shares.

The percentage of the outstanding Ordinary Shares held by the Reporting Persons is based on an aggregate of 40,782,369 Ordinary Shares issued and outstanding, which consists of (i) 33,831,029 Ordinary Shares issued and outstanding as of March 31, 2023, as reported by the Issuer in its Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on May 8, 2023, and (ii) an aggregate of 6,951,340 Ordinary Shares issued by the Issuer on June 21, 2023 in a private placement, as reported by the Issuer in its Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on June 20, 2023.

(b) Percent of class:

See Item 4(a) hereof.

CUSIP No. N69605108	13G	Page 7 of 8 Pages

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0 Ordinary Shares

(ii) Shared power to vote or to direct the vote:

BCLS Fund I	2,885,266 Ordinary Shares

BCIPLS	295,335 Ordinary Shares

BCLS Fund III Opportunities	1,688,183 Ordinary Shares

(iii) Sole power to dispose or to direct the disposition of:

0 Ordinary Shares

(iv) Shared power to dispose or to direct the disposition of:

BCLS Fund I	2,885,266 Ordinary Shares

BCIPLS	295,335 Ordinary Shares

BCLS Fund III Opportunities	1,688,183 Ordinary Shares

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. N69605108	13G	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: June 23, 2023	Bain Capital Life Sciences Fund, L.P.

	By:	Bain Capital Life Sciences Partners, LP,
its general partner

	By:	Bain Capital Life Sciences Investors, LLC,
its general partner

	By:	/s/ Ricky Sun
Name: Ricky Sun
Title: Partner

BCIP Life Sciences Associates, LP

	By:	Boylston Coinvestors, LLC,
its general partner

	By:	/s/ Ricky Sun
Name: Ricky Sun
Title: Authorized Signatory

Bain Capital Life Sciences Opportunities III, LP

	By:	Bain Capital Life Sciences Opportunities III GP, LLC,
its general partner

	By:	Bain Capital Life Sciences Fund III, L.P.,
its sole member

	By:	Bain Capital Life Sciences III General Partner, LLC,
its general partner

	By:	Bain Capital Life Sciences Investors, LLC,
its manager

	By:	/s/ Ricky Sun
Name: Ricky Sun
Title: Partner